FINLETE FUNDING, INC.

FINANCIAL STATEMENTS

DECEMBER 19, 2023 (INCEPTION)
TO DECEMBER 31, 2023

FINANCIAL STATEMENTS DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023:



dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Shareholders, Board of Directors and
Management of Finlete Funding, Inc.

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company"), which comprise
the balance sheet as of December 31, 2023 and the statements of operations, stockholder's equity and cash flows
for the period from December 19, 2023 ("Inception") to December 31, 2023, and the related notes (referred to as
"financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position
of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from
Inception to December 31, 2023 in conformity with accounting principles generally accepted in the United States
of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.
Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of
the Financial Statements section of our report. We are required to be independent of the Company and to meet our
other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe
that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going
concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence
planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as
a going concern. Management's evaluation of the events and conditions and management's plans regarding these
matters are also described in Note 2. The financial statements do not include any adjustments that might result from
the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with
accounting principles generally accepted in the United States of America, and for the design, implementation, and
maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free
from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events,
considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern
within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
February 1, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FINLETE FUNDING, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS		
Current assets:		
Cash and cash equivalents	$	-
Subscription receivable		10
Total assets	$	10
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Stockholder's equity:		
Preferred stock, $0.00001 par value, 200,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.00001 par value, 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		10
Total stockholder's equity		10
Total liabilities and stockholder's equity	$	10

See accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

Operating expenses:		
General and administrative	$	-
Total operating expenses		-
Loss from operations		-
Net loss	$	-
Weighted average common shares outstanding - basic and diluted		10
Net loss per share - basic and diluted	$	-

See accompanying notes, which are an integral part of these financial statements.

4

FINLETE FUNDING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Total Stockholder's Equity |
	Shares	Amount	Shares	Amount		
Balances at December 19, 2023 (inception)	-	$ -	-	$ -	$ -	$ -
Issuance of shares to parent entity	-	-	10	-	10	10
Net loss	-	-	-	-	-	-
Balances at December 31, 2023	-	$ -	10	$ -	$ 10	$ 10

See accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss	$	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Net cash used in operating activities		-
Cash flows from investing activities		-
Cash flows from financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
Supplemental disclosure of non-cash financing activities:		
Subscription receivable for issuance of shares to parent entity	$	10

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a wholly-owned subsidiary of Finlete, Inc., a Delaware corporation. Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

As of December 31, 2023, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital and capital raising activities. Once the Company commences its planned principal operations, it will incur significant additional expenses and require deployment of significant capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company had not established a deposit account with a financial institution.

Organizational Costs
In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition
The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred.

Research and Development Costs
Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has no operating loss carryforwards or deferred tax assets or liabilities, and has not yet filed tax returns.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDER'S EQUITY

The Company is authorized to issue 200,000 shares of preferred stock and 1,000 shares of common stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. The amount was included as a subscription receivable on the balance sheet as of December 31, 2023 and received in January 2024.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholder of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

NOTE 5: RELATED PARTY TRANSACATIONS

The business and affairs of the Company shall be managed by and under the direction of the board of directors. The initial board shall consist of one person.

NOTE 6: SUBSEQUENT EVENTS

Subscription Receivable
On January 26, 2024, the Company received $10 from Finlete Inc. pursuant to its issuance of common shares in December 2023 (see Note 4).

Preferred Stock
In January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"). The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the Player Agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Corporation shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the Holders with respect to their Echedry Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the Holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company.

The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the Player Agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Player Contract
In January 2024, the Company entered into an agreement with the Player indicated above. Under the terms of the agreement, the Company will receive up to 10% of the Player's future earnings for a period of 25 years for consideration of up to $500,000.

Management has evaluated subsequent events through February 1, 2024, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.